Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: November 26, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

Sebastian Bea, President and Chief Investment Officer of ReserveOne, was interviewed by Myosin Podcast. The excerpt of the transcript is provided below.

Host 1: I’m really excited to have Sebastian on today from ReserveOne. ReserveOne, they’re one of the leading digital asset treasuries that I believe you guys are through a SPAC coming out in Q1, but really excited to have everything you guys are doing and how it all works, so kick things off.

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Host 1: Well, I think now it’s time, you know, we, we went into the past, we came all the way to the present. We’ll love to now also talk about ReserveOne, which is why we’re all here. Right. So can you, tell the folks, what is ReserveOne? Why is it, you know, what’s the problem you guys are solving? What’s so unique? And then as we all know, right, like digital asset treasuries were a really hot thing. I think over the past three to six months, I do believe there’s still going to be a thing, but it is a fairly pretty straightforward.

Host 2: Yeah, sure. But maybe also like digital asset treasury, let’s start there because also for non crypto right people, just as simple as possible.

Sebastian Bea: It’s a great idea. Look, I think what’s happening here in crypto is we all recognize there’s this, the arrival of a new technology, a new way of doing things. Right. And there’s a lot of excitement around that. So that’s created a lot of capital raising around the space. But that that’s kind of similar to the, the, the IPO, and tech bubble that we saw in 1999, in some ways, right. To say, we all know something big is happening here. And we know that it’s going to really fundamentally change how we save, how we spend and how we invest. Right. I think we all believe that that is what’s likely to happen. And so a bunch of companies have been set up to try to capitalize on that and also deliver some of those benefits to investors. And also at a high level, like we all recognize the digital assets are not stocks. And some of the structures that we have in the, in the public equity market don’t necessarily fit the asset class. Right. So, so like, I’ll give you an example. So Ethereum, right. Amazing as amazing network, amazing asset. Right. But does it fit into an ETF as commonly, understood, you know, I would argue potentially not. And the reason is very obvious. Ethereum has a staking queue, right. You want to get in, you want to get out. Sometimes it can take you a while to get out more recently, you know, for those that are in the space, we know there was a big move to unstake and that led a staking queue or a line to get out that was 40 days long. Well, the problem is if you have Ethereum in an ETF and the ETF needs to do both creations, but then redemptions. Well, you can’t redeem from the chain when you’re stuck in the safety, when you’ve been staking and waiting for your asset to, to be unstaked. So I think part of the theme around the digital asset treasury is clearly the innovations that are happening and that people want to be invested. Another part of it is to recognize that some of these assets that people want to be invested in don’t necessarily fit in the existing structures. So what is a digital asset treasury at a high level? It’s, it’s a corporation that has maximum potential flexibility in comparison to existing investment funds. But it is a company, it’s not an investment fund. And as a company, it can do more things, right. You can take your Ethereum, you could stake it, you could restake it, you can do DeFi, you can do a lot of different things that you can’t do in an investment fund. So that’s the nature of being a company versus say, being, you know, a tightly restricted, you know, and that’s a good thing too, but tightly restricted investment vehicle. So I think one of the big things around the digital asset treasury is to say, well, they might, you know, for investors that want to be long, these assets for a very long period of time and want those assets to work in their ecosystems respectively. It may be the case that a digital asset treasury might be a better way to implement your investment intention than an investment fund because of how investment funds are built today. Let me pause there. I said a lot.

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Sebastian Bea: Now, there are ways to deal with this, but it’s not, it’s not trivial. And I think that’s why, you know, some people have said, well, wait a second, it may be the case that we need a more flexible vehicle to get the most out of digital assets. So, I think that’s where a lot of the digital asset treasuries have come from. Now, with respect to your question, what are we built to do? So, we’re in the process, obviously, of building our business. We have not yet launched, but the intention here is to be the first scaled, diversified digital asset treasury. Almost every other digital asset treasury is dedicated to one asset, Bitcoin or Ethereum.

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Sebastian Bea: And upon launch, we’re expected to have a diversified portfolio which is initially inspired actually by the U.S. government’s action. So, the U.S. government has talked about setting up both a strategic Bitcoin reserve and a digital asset stockpile. They propose these things. They don’t exist yet, but they propose them. And the idea there is to codify in law that these assets are important and should be held while the government is at the same time writing legislation to support the use of these assets. So part of our strategy when we launch is to seek to have exposure that is similar to what the government has already disclosed, which is Bitcoin, Ethereum, Solana, Ripple and Cardano. Those five to start with. Now, we expect over time, obviously, what the government will do and say will change, always does. But that was the initial inspiration. And what’s the net effect of this? It’s to end up owning the upgrade. Because if you think that we need to save better, then you’re probably going to buy Bitcoin. If you want to spend in a better way, then you want stable coins. And if you want to buy assets and securities on chain, well, you’re probably going to use tokenization. And both of those last two things are probably going to benefit things like Solana and Ethereum. So our overall investment stance is that we want to be diversified. We also want to deploy those assets to seek yield over time. And the net effect of it, we think, is that people that were going to invest in our company seek to own this upgrade of our financial system.

Host 2: You mentioned that you have not yet launched right? So, it sounds like you guys have a lot of things going on already. So, what does that launch look like? And when can we expect it?

Sebastian Bea: Sure. So, we, like some other entities, raised capital through what’s called a pipe and a convert not that long ago in July. And we, like others, have submitted what’s called an S-4 or a business description to the SEC. And then the SEC, of course, promptly closed, which has delayed the launch of many different vehicles. And so, we and others are just working on that process. So the anticipated timing that we had earlier is now a little bit later. The expectation is that we launch in Q1. Not much more I can say there, but we and others are all in the same boat that now the SEC is open again and they’re working. So, everything seems like it’s going back on track, which is great. But what was supposed to be a Q4 launch will probably be a Q1 launch at this point.

Host 2: Roger. And I think with all I can know, you’re the CIO of ReserveOne. What does it entail? What do you do day to day?

Sebastian Bea: A lot. I’ll start there. But no, look, my job is to steward this portfolio more than anything else. So to invest our capital when we have it into these blockchain assets and then to deploy those assets once we own them. To see yield. And on top of that, also to build relationships and deal flow on the private side so we can, over time, make high conviction venture and private equity investments. They could be equity, could be tokens. That are aligned with this theme that our portfolio now has that we’re seeking to own this upgrade. So, things that are enabling everything to move on chain for a financial system. That’s the type of stuff that I’m looking at on a daily basis. So right now, my current fascination is with things that are trying to leverage Taproot for Bitcoin. Because Bitcoin is the most pristine collateral we have. But the way that people have tried to expose that collateral to economic risk has been, let’s say, suboptimal. So do you want to have your Bitcoin at a custodian wrapped? Is WBTC the optimal way for you to use your Bitcoin in financial transactions to put it at economic risk? Probably not. I think a lot of people would say, well, Taproot was built for a reason. Can we have my Bitcoin in a qualified custodian, but at the same time, benefit from the innovations of Taproot so that I can put this capital, this Bitcoin to work, right, as collateral in some sort of investment opportunity. Instead of just letting that Bitcoin sit there, can it do something for me? But there’s a better way for it to happen. These are some of the things that I’m working on a daily basis.

Host 1: I’m really excited about that because I think especially, I’ll be honest, I have a decent amount of Bitcoin and I’ve been trying to figure out what to do with it. And it’s the same thing. It’s like I try and send it to an EVM blockchain. I’m like, I want to do this wrapped Bitcoin situation. And it’s just been challenging, I’ll be honest.

Sebastian Bea: There’s a couple of different entities I’m looking at right now where we could potentially be investors on both sides, deploy and also be invested in the network. And I like to look for opportunities like that because the intention for our business is to have both a liquid portfolio and an illiquid portfolio. And we’re expected to be unique in that way as far as I know. We’ll see who does what.

Host 1: That was the other thing that you just told me that surprised me because as far as I’m aware, most DATs that I’ve heard of, it’s just you buy the asset, you hold the asset, you stake the asset. But you’re bringing an entirely new element to this, which is you’re actually investing in the infrastructure and participating. Just really cool. I like that.

Sebastian Bea: Well, that is what we’re working on. And it’s a lot of work. It’s not without risk. To be clear, if you just stick your Bitcoin over a Coinbase and post memes, well, that is a business model. It’s not the one we’re headed towards. But we do think that we do think that they’re like, I think one of the questions earlier is like, what value are you adding? Like, what problem are you trying to solve? And I think, I think about like, you know, registered investment advisors and their clients. They look at this space and say, wait a second, like, this is this is too much choice. It’s too confusing. And when you have too much choice, you kind of end up doing nothing. And we’re trying to we’re trying to solve we’re trying to be that that that institutional simplified wrapper that brings everything together and says, OK, you probably want to be along Bitcoin, Ethereum, Solana, and you want to have exposure to these new disruptive companies. And, you know, like, for example, Circle went public at 31. And let’s see, last time I checked, it’s still over a double since their IPO. And, you know, figures have gone public. That’s been a phenomenal success for people that are invested privately.

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Sebastian Bea: So, there you go. But I think what they’re doing is super interesting. But if you think about the registered investment advisor that that that client, you know, who is saying, wait a second, my clients are not accredited investors. They can’t invest in a private equity or VC fund. And so how do I do the best I can for my investors that want to be the one to own a company that is investing in this upgrade. And the choices are not they’re not a lot of choices. I mean, you’ve got Coinbase, you’ve got Circle, you’ve got Galaxy. I mean, you’ve got some good choices, but each one is more narrowly focused on their specific business model and not really exposed to the tokens in the same way and not exposed to the privates in the same way. And the way we think about what we’re building is that this is that one stop shop for people that say, OK, I can get my liquid portfolio and my illiquid portfolio over time, hopefully in ReserveOne. So that’s what we’re building towards.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.